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SEC Mail Processing Section

AUG 08 2016

Washington DC 412

SEC FILE NUMBER
8-50370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.C.R. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park Lane
(No. and Street)

Cedarhurst	New York	11516
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Austin Rybstein, President — (516) 569-3972
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

WG

OATH OR AFFIRMATION

I, Austin C. Rybstein, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A.C.R. Securities, Inc. (the Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any person, partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



State of New York
Notary
Qualified in Kings County
Commission Expires

Austin C. Rybstein, President

Sworn and subscribed to before me this 3rd day of February, 20 16.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
()	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital	9
()	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
()	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
()	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
()	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
()	(m)	A Copy of the SIPC Supplemental Report (not required).	
()	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	10
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	11

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
A.C.R. Securities, Inc.

We have audited the accompanying financial statements of A.C.R. Securities, Inc., (the "Company") (a New York corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of A.C.R. Securities, Inc., as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 31, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

A.C.R. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Cash in bank	$	32,722
Fees receivable		2,433
Clearing deposit		10,330
Prepaid expense		992
Total Assets	$	46,477

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	3,014
Due to officer		1,324
Total Liabilities		4,338
Stockholder's Equity		
Common stock, no par, 200 shares authorized and outstanding		15,000
Additional paid-in capital		1,080
Retained Earnings		26,059
Total Stockholder's Equity		42,139
Total Liabilities and Stockholder's Equity	$	46,477

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	$	29,664
Expenses		
Clearing expenses		9,894
Quote fees		9,118
Regulatory fees		232
Officer compensation		3,000
Payroll taxes		311
Professional fees		4,930
Telephone		935
Office supplies and expense		1,696
Total expenses		30,116
Net Loss	$	(452)

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net Loss	$	(452)
Adjustments to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable		1,059
(Increase) in prepaid expense		(992)
(Decrease) in accounts payable and accrued expenses		(1,644)
Increase in due to officer		1,323
Net Cash (Used) By Operating Activities		(706)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(706)
Cash - January 1, 2015		33,428
Cash - December 31, 2015	$	32,722

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional paid-in capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2015	$ 15,000	$ 1,080	$ 26,511	$ 42,591
Net Loss	-	-	(452)	(452)
Balance, December 31, 2015	$ 15,000	$ 1,080	$ 26,059	$ 42,139

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

A.C.R. Securities, Inc. (Company) was formed June 1, 1998 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Hilltop Securities Inc (HSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by HSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Hilltop Securities Inc., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2015.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at HSI with a cash balance of $10,000.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2015, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $41,147 which was $36,147 in excess of the FINRA minimum capital requirement.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. RELATED PARTIES

Austin C. Rybstein, president and sole stockholder of A.C.R. Securities, Inc., received salary of $3,000 for the year ending December 31, 2015. During the year, the Company reimbursed Mr. Rybstein total $2,134 for internet, telephone and office expense on behalf of the Company. At December 31, 2015, $1,324 was due to the Mr. Rybstein.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2016, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

A.C.R. SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL:		
Total stockholder's equity	$	42,139
Deductions and/or charges:		
Non-allowable assets:		(992)
Net capital before haircuts on securities positions		41,147
Haircuts on securities positions		-
Net Capital	$	41,147
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	4,338
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	36,147
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	35,147
Ratio: Aggregate indebtedness to net capital is		11%

The above computation agrees with the December 31, 2015 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
A.C.R. Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) A.C.R. Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that A.C.R. Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
January 31, 2016

A.C.R. Securities, Inc.

687 Park Lane

Cedarhurst, New York 11516

Assertions Regarding Exemption Provisions

We, as members of management of A.C.R. Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

A.C.R. Securities, Inc

By: 

Austin C. Rybstein, President

January 25, 2016

A.C.R. Securities, Inc.

(SEC I.D. No. 8-50370)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS